EXHIBIT 4.30


                                                                   July 28, 2004

Israel Discount Bank Ltd.

Dear Sirs,

                         Re: DEBENTURE - AMENDMENT NO. 1

We hereby confirm our agreement to the amendment of the Debenture dated September 19, 2000 (the " DEBENTURE") issued by e-SIM, Ltd. (the "COMPANY") in favor of Israel Discount Bank Ltd. (the "BANK") to secure the full and punctual payment of certain credit and accruals thereon provided by the Bank to the Company, such amendment to be in effective as of the date hereof and until February 1st, 2005, as follows:

1. In Section 10.2 of the Debenture, the following words shall be added at the end: "or a single claim is brought against the Company before a competent court of law for the payment of damages in an amount of USD 250,000 (two hundred and fifty thousand US dollars), provided that such claim is not brought against the Company by the Bank or any party related to the Bank and on condition that the external legal counsel to the Company stated in writing that in his opinion the claim brought against the Company shall result in a judgment payable solely by the Company in an amount not less than USD 250,000 (two hundred and fifty thousand US dollars)".

2. Section 10.6 of the Debenture shall only apply to USD 500,000 (five hundred thousand US dollars) of debt of the Company secured by the Debenture.

3.   A new section 10.8 shall be added to the Debenture as follows:

     "10.8 If the gross annual revenues of the Company, as determined by the audited financial statements in any year, are 25% less than the forecast provided by the Company to the Bank prior to that year; or, the gross operating loss as reflected in the audited financial statements in any year is more than 25% than the said forecast."

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     Except for the above, all terms and conditions of the Debenture dated
     September 19, 2000 remain unchanged.

     Please confirm your agreement to the above amendments to the Debenture.

                                Yours sincerely,

                                   e-SIM Ltd.

                             By:    _______________

                             Title: _______________

     We confirm our agreement to the above amendment of the Debenture, dated July 28, 2004.

Signature 1:______________                      Signature 2:______________
Israel Discount Bank Ltd.                       Israel Discount Bank Ltd.

By: __________________                          By: __________________

Title: ______________                           Title: ______________